

November 4, 2014

Via E-mail
Mr. David W. Gryska
Executive Vice President and Chief Financial Officer
Incyte Corporation
1801 Augustine Cut-Off
Wilmington, Delaware 19803

Re: Incyte Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed October 30, 2014
File No. 1-12400

Dear Mr. Gryska:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 58

1. Please provide us proposed revised disclosure to be included in future periodic reports that quantifies the impact of volume changes as compared to price changes in discussing the reasons for fluctuations in product revenues for each period presented. Please see Item 303(a)(3)(iii) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 5. License Agreements
Lilly, page 86

2. In the last paragraph on page 86 you indicate that you elected to co-develop barticitinib with Lilly in July 2010. Please provide us proposed revised disclosure to be included in future periodic reports that specifically discloses the amounts charged to your statements of operations for each period presented for this collaboration and where they are classified; presumably in research and development expenses. Please see ASC 808-10-50-1d. Otherwise please tell us why this disclosure is not warranted.

Form 10-Q for the Quarterly Period Ended September 30, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

3. Based on information presented in your table of activity with respect to your sales allowances and accruals for the nine months ended September 30, 2014 and for the years 2013 and 2012 from your latest Form 10-K it appears that your government rebates and chargebacks as a percentage of gross product sales have increased from 4.0% in 2012 to 5.7% in 2013 and 7.4% in 2014. Please provide us proposed revised disclosure to be included in future periodic reports that discloses the underlying cause for this trend and its expected effect on future results of operations. In addition, please explain why the effective rate during the third quarter appears to have dropped to 6.5% to bring the cumulative rate from 7.9% at June 30, 2014 to 7.4% at September 30, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
• the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant